575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

February 5, 2010	PETER J. SHEA peter.shea@kattenlaw.com 212-940-6447 direct 212 894-5724 fax

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Re: Form S-1 Filing for ETFS Precious Metals Basket Trust

Dear Ladies and Gentlemen:

     On behalf of the ETFS Precious Metals Basket Trust (“Trust”) sponsored by our client, ETF Securities USA LLC, we are filing pursuant to the Securities Act of 1933 with this correspondence the registration statement on Form S-1 covering the proposed registration of up to 18,000,000 ETFS Physical PM Basket Shares of the Trust (“Registration Statement”). A blackline copy of the Registration Statement reflecting differences between the Registration Statement and the registration statement of ETFS Platinum Trust is being sent to the Commission’s Staff under separate cover.

     The required registration fee in the amount of $75,425.42 has been paid by wire transfer through the FEDWIRE system.

     Please do not hesitate to contact me at (212) 940-6447 or Kathleen H. Moriarty at (212) 940-6304 if you have any questions or comments with respect to the foregoing.

Very truly yours,

/s/ Peter J. Shea
Peter J. Shea

Cc:	Ms. Tracey McNeil
Mr. H. Roger Schwall
Mr. Graham Tuckwell
Mr. Greg Burgess